Exhibit 99.2

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Notes

Date:                                May 21, 2014 at 09.00 A.M. local time

Location:         The Conservatorium Hotel

Van Baerlestraat 27, Amsterdam (1071 AN), The Netherlands

Opening

Introductory Remarks

Approval of 2013 statutory accounts; addition of 2013 profits to retained earnings; discharge of Directors

1.                                      To approve the annual statutory accounts of Yandex N.V. (the ‘‘Company’’) for the 2013 financial year (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code). (Decision)

2.                                      To add the profits of the Company realized in the 2013 financial year to the retained earnings of the Company. (Decision)

3.                                      To discharge the members of the Board of Directors from their liability towards the Company in respect of the management of the Company during the 2013 financial year. (Decision)

Appointment of new directors

4.                                      To appoint Herman Gref to serve as a non-executive member of the Board of Directors for a three-year term. (Decision)

Re-appointment of directors

5.                                      To re-appoint Arkady Volozh to serve as an executive member of the Board of Directors, for a three-year term. (Decision)

6.                                      To re-appoint Alfred Fenaughty to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

7.                                      To re-appoint Elena Ivashenseva to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

8.                                      To re-appoint Rogier Rijnja to serve as a non-executive member of the Board of Directors, for a two-year term. (Decision)

Cancellation of shares

9.                                      To cancel 25,163,855 outstanding Class C shares, all held by the Company. (Decision)

Amendment of Articles of Association

10.                               To amend the Articles of Association of the Company to reduce the number of authorized shares and to authorize Mr. Alex de Cuba, legal counsel at Yandex N.V., and each of the lawyers, notaries and tax advisers of Van Doorne N.V., acting individually, to sign the notarial deed of amendment of the Articles of Association on behalf of Yandex N.V. (Decision)

Amendment of Equity Incentive Plan; general authorization of the Board of Directors

11.                               To approve, adopt and ratify an amendment and restatement of the Company’s 2007 Equity Incentive Plan, and to authorize the Board of Directors to grant equity awards and issue ordinary shares under the Plan, to authorize the Board of Directors to exclude the pre-emptive right of subscription for any equity awards to be granted and ordinary shares to be issued under the Plan and to authorize the Board of Directors to do anything which may be required in connection therewith.

Appointment of Auditor

12.                               To appoint ZAO Deloitte & Touche CIS as auditors of the Company’s consolidated financial statements for the 2014 financial year and its Dutch affiliate as external auditors of the Company’s statutory annual accounts for the 2014 financial year. (Decision)

General designations and authorizations of the Board of Directors

13.                               To designate the Board of Directors as the competent body to issue from time to time ordinary shares and preference shares up to the respective authorized share capital of the Company for a period of five years from the date of the Annual General Meeting. (Decision)

14.                               To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of ordinary shares and preference shares for a period of five years from the date of the Annual General Meeting. (Decision)

15.                               To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Market of the Class A shares at the time of repurchase. (Decision)

Other business

Any other business.

* * *

Explanatory Notes to the Agenda

Opening

The Chief Executive Officer will look back on 2013, including the Group’s financial performance, and will look ahead, explaining the strategy and plans of Yandex for 2014.

1-3.                           Approval of 2013 Annual Statutory Accounts of Yandex N.V.; addition of 2013 profits of the Company to retained earnings; discharge of the members of the Board of Directors from their liability towards the Company for management during the 2013 financial year

These agenda items include proposals to adopt the 2013 Statutory Accounts and to add the profits of the Company realized in the 2013 financial year to the retained earnings of the Company, as well as to discharge the members of the Board of Directors, in accordance with Dutch law, from the liability towards the Company for the performance of their duties in 2013. Such discharge only covers matters that are known to the Company at the 2014 AGM when the resolution to discharge is adopted. Copies of the 2013 Statutory Accounts are available for inspection by shareholders at the registered office of the Company, and can also be obtained from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

4.                                      Appointment of Herman Gref as a non-executive member of the Board of Directors

It is proposed to appoint Herman Gref as a non-executive member of the Board of Directors of the Company for a three-year term with effect from May 21, 2014 and running until the annual general meeting to be held in 2017.

Herman Gref, age 50, has served since 2007 as the Chief Executive Officer and Chairman of the Board of Sberbank of Russia, one of the largest commercial banks in Russia.  Sberbank is the holder of our priority share and our joint venture partner in our Yandex.Money business.  From 2000 to 2007, Mr. Gref was the Minister for Economic Development of the Russian Federation. He previously served in a number government positions at the federal and regional levels in Russia. Mr. Gref received a degree in law from Omsk State University in 1990, a Ph.D. in law from St. Petersburg State University in 1993 and a Ph.D. in economics in 2014. Mr. Gref holds a Citation and Certificate of Honor from the President of the Russian Federation, the Order for Distinguished Service of Grade IV and the Stolypin Medal.

5.                                      Re-appointment of Arkady Volozh as an executive member of the Board of Directors

It is proposed to re-appoint Arkady Volozh as an executive member of the Board of Directors of the Company for a three-year term with effect from May 21, 2014 and running until the annual general meeting to be held in 2017.

Arkady Volozh, age 50, is the principal founder of Yandex and has been our Chief Executive Officer and a director since 2000. A serial entrepreneur with a background in computer science, Mr. Volozh co-founded several successful IT enterprises, including InfiNet Wireless, a Russian provider of wireless networking technology, and CompTek International, one of the largest distributors of network and telecom equipment in Russia. In 2000, Arkady left his position as CEO at CompTek International to become the CEO of Yandex. Mr. Volozh started working on search in 1989, which led to him establishing Arkadia Company in 1990, a company developing search software. His early achievements in this field include the development of electronic search for use in patents, Russian classical literature and the Bible. Mr. Volozh holds a degree in applied mathematics from the Gubkin Institute of Oil and Gas.

The Board of Directors is pleased that Mr. Volozh is available to continue to serve as a member of the Board of Directors.

6.                                      Re-appointment of Alfred Fenaughty as a non-executive member of the Board of Directors

It is proposed to re-appoint Alfred Fenaughty as a non-executive member of the Board of Directors of the Company for a three-year term with effect from May 21, 2014 and running until the annual general meeting to be held in 2017.

Alfred Fenaughty, age 88, has been a non-executive director since 2000 and became the Chairman of our board of directors in July 2008. Mr. Fenaughty is a co-founder, chairman of the board of directors and chief executive officer of InfiNet Wireless, a provider of wireless networking technology in Russia, as well as a co-founder and chairman of the board of the Center of Telephony Integration, a supplier of IP telephony systems. From 1993 to 2003, Mr. Fenaughty was a director of CompTek International. From 1965 to 1993, he served as president and chief executive officer of Information International. Prior to that, Mr. Fenaughty was vice president and general manager of the Western Division of Computer Control. Mr. Fenaughty received a bachelor’s degree in engineering from Columbia University in 1946 and a master’s degree in electrical engineering in 1947.

The Board of Directors is pleased that Mr. Fenaughty is available to continue to serve as a member of the Board of Directors.

7.                                      Re-appointment of Elena Ivashentseva as a non-executive member of the Board of Directors

It is proposed to re-appoint Elena Ivashentseva as a non-executive member of the Board of Directors of the Company for a three-year term with effect from May 21, 2014 and running until the annual general meeting to be held in 2017.

Elena Ivashentseva, age 47, has been a non-executive director since 2000. Ms. Ivashentseva is a senior partner at Baring Vostok Capital Partners, a Russian private equity firm. Baring Vostok structured and led the initial investment in Yandex in 2000 by Internet Search Investments Limited (the parent of ru-Net B.V.), in which a Baring Vostok fund was the founder and Baring Vostok funds were, together, the largest shareholder. Since 2000, Ms. Ivashentseva has been responsible for the investment in Yandex on behalf of Internet Search Investments Limited. She is also a member of the board of Avito, Centre for Financial Technologies, Enforta, ER-Telecom, Family Doctor, InfiNet Wireless Ltd., Ivi.ru and Ozon and was previously a member of the board of directors of CTC Media, Inc., a leading NASDAQ listed Russian television broadcaster, and other portfolio companies of Baring Vostok funds. From 1994 to 1998, Ms. Ivashentseva was a director of EPIC Russia, where she led telecom and media investments of the Sector Capital Fund. Ms. Ivashentseva received a master’s degree in finance and accounting from the London School of Economics and a diploma with honors in economics from Novosibirsk University. She is a charterholder of the CFA Institute.

The Board of Directors is pleased that Ms. Ivashentseva is available to continue to serve as a member of the Board of Directors.

8.                                      Re-appointment of Rogier Rijnja as a non-executive member of the Board of Directors

It is proposed to re-appoint Rogier Rijnja as a non-executive member of the Board of Directors of the Company for a two-year term with effect from May 21, 2014 and running until the annual general meeting to be held in 2016.

Rogier Rijnja, at 51, has been a non-executive director since May 2013. He is an independent consultant, and served as Senior Vice President of Human Resources and a member of the executive committee at D.E Master Blenders, a Dutch public company listed on the Amsterdam Stock Exchange, from 2011 to February 2014. Prior to joining D.E Master Blenders, Mr. Rijnja served as head of the human resources departments at several international companies, including Maxeda (2008 to 2011), Numico N.V. (2004 to 2008) and

Amazon.com (2002 to 2004). He was previously the director of global management development at Reckitt Benckiser PLC from 1998 to 2002, and a human resources manager for Nike Europe from 1996 to 1998. Mr. Rijnja held several positions at Apple between 1989 and 1996 in the Netherlands and the United States. Mr. Rijnja has a degree in law studies from Leiden University in The Netherlands.

The Board of Directors is pleased that Mr. Rijnja is available to continue to serve as a member of the Board of Directors.

9.                                      Cancellation of outstanding Class C shares

The Company has issued Class C shares from time to time solely for technical purposes, to facilitate the conversion of its Class B shares into Class A shares. The Company’s Class C shares were held by a Conversion Foundation managed by members of the Board of Directors, have been transferred for no consideration to the Company for the purpose of cancellation, and will be cancelled following the AGM.

10.                               Amendment to the Company’s Articles of Association to reduce the number of authorized shares and to authorize Mr. Alex de Cuba, legal counsel at Yandex N.V., and each of the lawyers, notaries and tax advisers of Van Doorne N.V., acting individually, to sign the notarial deed of amendment of the Articles of Association on behalf of Yandex N.V.

The Company will propose an amendment to its Articles of Association to reduce the number of authorized shares by (1) 1,000,000,000 Class A shares, (2) 30,244,729 Class B shares, (3) 30,244,729 Class C shares, and (4) 1,000,000,000 preference shares (together representing approximately €26 million in authorized share capital); a copy of the deed of amendment of the Articles of Association is available for inspection by shareholders at the Company’s registered offices, and can also be obtained on our website, http://company.yandex.com/investor_relations, or from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

11.                               Amendment to the Company’s Equity Incentive Plan

An Equity Incentive Plan was adopted by the shareholders in 2007, and has since been amended from time to time. The Board of Directors will present at the AGM for approval, adoption and ratification a Fourth Amendment and Restatement of the 2007 Equity Incentive Plan. The plan as previously approved by the shareholders provides that exercise price of share options and the measurement price of share appreciation rights must be equal to the closing price of the Company’s Class A shares on the grant date. The proposed amendment to the plan will provide that the exercise price of options and measurement price of share appreciation rights will be the average closing price per Class A share for the 20 trading days immediately following the grant date. The Board of Directors believes that this change will reduce the impact on the company’s equity incentive awards of short-term volatility in the trading price of the Company’s Class A shares, and therefore enable the Company to grant equity incentive awards that better reflect the underlying value of the business. No increase in the aggregate number of shares reserved for issuance under the plan is being proposed.

A copy of the amended and restated plan is available for inspection by shareholders at the Company’s registered offices, and can also be obtained on our website, http://company.yandex.com/investor_relations, or from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

12. Appointment of the external auditor of the Company

In accordance with Dutch law, the external auditor of the Company is appointed at the AGM. The Audit Committee has advised the Board of Directors to propose at the AGM the re-appointment of ZAO Deloitte & Touche CIS as auditors of the Company’s consolidated financial statements for the 2014 financial year and its Dutch affiliate as external auditors of the Company’s statutory annual accounts for the 2014 financial year.

13-15.             General authorization of the Board of Directors to (i) issue ordinary shares and preference shares; (ii) exclude pre-emptive rights; and (iii) acquire shares in the Company

The proposals to authorize the Board of Directors (i) to issue ordinary shares and preference shares, in an amount up to the authorized share capital from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. In addition, enabling the Board of Directors to authorize the issue of a class of preference shares in such a manner as to dilute the interest of any potential acquirer is intended to make a takeover of the Company more difficult or less attractive. Furthermore, such authorizations give the Board of Directors flexibility in the context of acquisitions and mergers.

The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Market of the Class A shares at the time of repurchase, is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company’s financial position.

Adoption of these proposals at the AGM replaces the current authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on May 21, 2013.